Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 8, 2024

Registration Statement No. 333-274067

333-274067-01

BOARDWALK PIPELINES, LP

PRICING TERM SHEET

$600,000,000 5.625% Senior Notes due 2034

Issuer:	Boardwalk Pipelines, LP

Fully and unconditionally guaranteed by:	Boardwalk Pipeline Partners, LP

Ratings* (Moody’s / S&P / Fitch):	Baa2 / BBB- / BBB

Note type:	Senior Unsecured Notes

Pricing date:	February 8, 2024

Settlement date**:	February 15, 2024 (T+5)

Maturity date:	August 1, 2034

Principal amount:	$600,000,000

Benchmark Treasury:	4.500% due November 15, 2033

Benchmark Treasury price / yield:	102-21+ / 4.163%

Re-offer spread:	+ 148bps

Re-offer yield to maturity:	5.643%

Coupon:	5.625%

Public offering price:	99.862% of the principal amount

Net proceeds:	Approximately $593,772,000, after deducting the underwriting discount and estimated offering expenses.

Optional redemption:

In whole or in part, at any time and from time to time prior to May 1, 2034 (the “Par Call Date”), at a redemption price equal to the greater of (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes mature on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Interest payment dates:	February 1 and August 1, beginning August 1, 2024

CUSIP / ISIN:	096630 AK4 / US096630AK44

Joint book-running managers:

Barclays Capital Inc.

J.P. Morgan Securities LLC

MUFG Securities Americas Inc.

Truist Securities, Inc.

Citigroup Global Markets Inc.

Regions Securities LLC

TD Securities (USA) LLC

Wells Fargo Securities, LLC

Co-managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.
**

We expect delivery of the notes will be made against payment therefor on or about February 15, 2024, which is the fifth business day following the date of pricing of the notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second trading day prior to the closing of this offering will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 888 603 5847 or J.P. Morgan Securities LLC (collect) at 212 834 4533 or MUFG Securities Americas Inc. at 877 649 6848 or Truist Securities, Inc. at 800 685 4786.